Filed by: LVB Acquisition, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LVB Acquisition, Inc.
Subject Company’s Commission File No.: 000-54505

Town hall script

Introduction

•	Today we’re making a very important announcement.

•         Biomet and Zimmer have agreed to combine our businesses into one company.

•	The combined company will conduct business under a consolidated name that will leverage the strengths of both brands.
•	Name TBD.
•	Specifically, Zimmer has acquired Biomet at a value of approximately $13.35b.
•	Due to regulatory approvals, etc., we anticipate that the transaction will probably take 9 to 12 months to close, but 15 months is the longest it can take under the contract. (The announcement will say that we anticipate closing in the first quarter of calendar 2015).
•	Biomet will remain an independent company until that time.

Context

•	I know that this will be very surprising to most of you
•	Very few people have been working on this (many of you are finding out at the same time as your reports and bosses – not ideal but necessary)
•	Not the path that we anticipated.
•	Have been preparing -- especially me -- for the IPO for the last several months
•	I’m personally disappointed – I was looking forward to taking the company public as its CEO
•	But I decided with the Board that this combination was best for the Company and its shareholders
•	I’ve been saying for 7 years that I thought there was a 95% chance we’d go public.
•	There have been a lot of people who predicted that there would be more acquisitions in the industry and I disagreed
•	I meant it and I believed it, but I was wrong.

•	We’ve performed unbelievably well for 36 years as an independent company
•	Yet at the same time, since 2007 we’ve seen great changes in the healthcare environment
•	Looking at this combination objectively I do believe that this combination with Zimmer can prepare us to compete as a stronger company in the medical device market of the future.

Combination

•	I know that it’s very strange to get your mind wrapped around the combination
•	But Biomet and Zimmer have a 36 year history of mutual respect.
•	I’ll be honest – some on my team snickered when they read that phrase but it’s true
•	You don’t have to like everything that someone, or some organization, has done in its lifetime to respect who they are and what they have accomplished
•	We have different cultures and styles, but we share some common elements:

o    Deeply rooted in the communities where we operate, including here in Warsaw.

o    Believe that can only be successful in business if we are successful in helping improve the lives of patients.

o    We are committed to quality products, outstanding clinical results (e.g. NexGen)

o    We insist on doing business the right way, with a commitment to legal and ethical behavior in the markets where we do business (note commitment in past 7 years).

o    And as companies focused almost exclusively in what Zimmer refers to as the musculoskeletal space, we’re passionate about Orthopaedics and the other related markets that we serve.

•	Both companies bring to the table a lot of strong capabilities across business functions.

o    Talented team members and independent sales people who are dedicated to their companies and to their customers (they’re a lot like you—neighbors, maybe even family)

•	So now we have to blend the best of our combined talents, capabilities, technologies and cultures to truly make this new company..
•	I’ve had many conversations with David Dvorak about this and I believe that he is very sincere about this goal
•	He’s talked about how the new company will be neither Biomet nor Zimmer, but truly a combination of the two.
•	He’s also acknowledged that this will need to be proven over time in actions.

•	You’ll see that I talk about in the announcement about how the combination will provide us with some enhanced capabilities:

o    A stronger R&D organization, with greater investment in the most exciting potential innovations that address unmet clinical needs;

o    A broader product portfolio, increased range of solutions for our sales forces. No company has everything a patient may need,but combined we can fill some of the gaps in each other’s offering.

o    New business models that create enduring partnerships with both providers and payors (e.g., acceleration of OPS); and

o    A greater ability to compete in some of our smaller and faster-growing businesses and markets around the world (Dental, SET, Spine, smaller countries)

Sign to Close

•	Important: until this transaction closes our Companies will remain independent competitors.
•	In the coming weeks we will also be forming teams to plan for the ultimate integration of our businesses.
•	Will be providing more detailed training on the do’s and don’ts of how to operate, but as a general rule we will operate independently of Zimmer as competitors, but can at the same time form teams to begin the planning of the integration
•	Will also be subject to interim operating covenants that govern how we operate – mostly as we always have in the ordinary course, but with some restrictions that we will talk about

•	Given a change of this magnitude, it is natural that we will all experience a range of emotions– whether happiness or sadness, anticipation or fear.
•	Cannot tell you how to feel, but I can tell you how I believe we should conduct ourselves

o    With integrity and authenticity

o    With professionalism

o    With optimism

•	Combination has the potential to create a stronger company

o    Requires leadership and execution

o    In the context of great complexity

•	While this period of transition will create uncertainty but it will also create opportunities.
•	Best way to deal with uncertainty / anxiety is communication – and we will need to do a lot of it with our TM’s, salesforce, customers (e.g, monthly KOL conference calls)

o    Certainly we will communicate as much as we can as we move through the integration planning process.

o    And we have set up a mailbox for questions, teammemberquestions@biomet.com.

•	Another way to deal with uncertainty is by focusing on those things that you can control and do well the things you do well every day.

o    As always, will make sure that we treat our team members and sales representatives with respect.

•	While DD will lead the combined team after closing, our management team (including me) will remain actively involved in the integration planning.
•	The only decision that has been made at this point is the CEO for the new company. Again, David has committed to me that I will be very much involved in discussions about building a balanced management team and we‘ll be learning more about the process and timing for the structure of the new company as integration planning proceeds.
•	Two board seats
•	I’m asking that you approach these next months in the same way that you have always approached the business in the past.

o    Bring the best of ourselves and the best of Biomet

o    Our teamwork, our responsiveness, our can-do spirit and our unwavering commitment to One Surgeon and One Patient.

o    Increased scale makes OSOP that much more important

Impact on Team Members

•	TM issues

o    Contract calls for retention plans that we will design over next few weeks

o    Where severance is not dictated by law or other agreements we will follow the Biomet practice.

o    For benefits that are service-based Zimmer will acknowledge our Biomet service

o    Our bonus and merit process for FY ’14 will proceed as usual. FY ’15 bonuses will be pro-rated and paid (not sure at close or after 3 months)

o    The FY’15 business plan and bonus plan will reflect this new event

o    The IPO stock grant that we described for our TM at IPO will obviously not be able to happen. Instead we will do a $1000 cash transaction bonus to all team members at the time of closing

Conclusion

•	Let’s all commit to each other that we’re going to go out as an independent company the right way
•	I have no interest in diminishing in any way what you and others have built over 36 years
•	Let’s compete like hell and go out with our heads held high, doing what we’ve always done

o    Launching great new products

o    Focusing on quality, innovation and clinical results

o    Providing excellent service

o    Building and nurturing strong relationships

o    Helping one doctor change one patient’s life.

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a consent solicitation statement of Biomet’s parent company, LVB Acquisition, Inc. that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus when it becomes available because it will contain important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus (when available) and other related documents filed by Zimmer and Biomet’s parent company, LVB Acquisition, Inc., with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB Acquisition, Inc.’s, the parent of Biomet, Inc., and its subsidiaries’ (together, the “Company”) principal product lines ; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release.

The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.